Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

January 12, 2016

American Airlines, Inc. Series 2016-1 EETC Upsized Investor Presentation January 2016 Strictly Private and Confidential

Cautionary Statement Regarding Forward- Looking Statements and Information This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving American Airlines Group Inc. (formerly named AMR Corporation) (the “Company”) and US Airways Group, Inc., including future financial and operating results, plans, objectives, expectations and intentions, and other statements that are not historical facts, such as, without limitation, statements that discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. These forward-looking statements are based on the current objectives, beliefs and expectations of the Company, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other post-employment benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the limitations of the Company’s historical consolidated financial information, which is not directly comparable to its financial information for prior or future periods; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation to which the airline industry is subject; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; costs of ongoing data security compliance requirements and the impact of any significant data security breach; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect of several lawsuits that were filed in connection with the merger transaction with US Airways Group, Inc. and remain pending; an inability to use net operating losses (“NOLs”) carried over from prior taxable years (“NOL Carryforwards”); any impairment in the amount of goodwill the Company recorded as a result of the application of the acquisition method of accounting and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Certificate of Incorporation and Bylaws that limit ownership and voting of its equity interests, including its common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase program or dividend payments thereunder; the effect of limitations in the Company’s Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2014 (especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections) and other risks and uncertainties listed from time to time in the Company’s filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 866-471-2526. 3

2016-1 EETC Offering

American 2016-1 EETC 5 • American Airlines, Inc. (“American”) intends to issue $1,074,350,000 in aggregate face amount of Pass Through Certificates, Series 2016-1 (“American 2016-1”), in three classes, as follows: ? Class AA: $584,374,000 ? Class A: $262,218,000 ? Class B: $227,758,000 • The proceeds from the offering will be used by American to finance 22 aircraft currently owned by American: ? Eleven (11) Airbus 321-200 aircraft delivered from September 2014 to June 2015 ? Six (6) Boeing 737-800 aircraft delivered from September 2015 to December 2015 ? One (1) Boeing 777-300ER aircraft delivered in October 2015 ? Four (4) Boeing 787-8 aircraft delivered in April 2015 and December 2015 • The collateral for this transaction represents a broad cross-section of American’s newest, most efficient, and strategically core aircraft to the current and the future fleet • Joint Structuring Agents and Lead Bookrunners: Goldman, Sachs & Co. and Citigroup • Active Bookrunners: Morgan Stanley, Credit Suisse and Deutsche Bank Securities • Liquidity Facility Provider for Class AA, Class A and Class B Certificates: KfW IPEX-Bank GmbH

2016-1 EETC Structural Summary

	Class AA	Class A	Class B
Face Amount	$584,374,000	$262,218,000	$227,758,000
Expected Ratings (Moody's / S&P)	Aa3 / AA	A2 / A	Baa3 / BBB
Initial LTV / Maximum LTV[1]	39.0% / 39.5%	56.5% / 57.2%	71.7% / 72.6%
Weighted Average Life	9.0 years	9.0 years	5.6 years
Regular Distribution Dates	January 15 and July 15	January 15 and July 15	January 15 and July 15
Final Expected Distribution Date[2]	January 15, 2028	January 15, 2028	January 15, 2024
Final Legal Distribution Date[3]	July 15, 2029	July 15, 2029	July 15, 2025
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	3 semiannual interest payments		

[1] Initial Loan to Value ratio ("LTV") calculated as of Issuance Date. Maximum LTV ratio calculated as of first regular distribution date.
[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[3] The Final Legal Distribution Date for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements
American 2016-1 is structured similar to recent precedents
Three Classes of Certificates Offered
• Three classes of amortizing debt offered, each of which will benefit from a liquidity facility covering three semiannual interest payments Waterfall
• Interest on Eligible Pool Balance of the Class A and Class B Certificates is paid ahead of principal on the Class AA Certificates and interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class A Certificates
Buy-Out Rights
• Subordinate Certificateholders have the right to purchase all (but not less than all) of then outstanding Certificates ranking senior to such subordinated Certificates at par plus accrued and unpaid interest upon certain events during an American bankruptcy
No buyout rights during the 60-day Section 1110 period
Cross-Collateralization and Cross-Default
• The Equipment Notes will be cross-collateralized by all aircraft
• All Indentures will include cross-default provisions
Collateral
• Strategically core aircraft types to American’s fleet operations
• Recently delivered (September 2014 through December 2015)
• Weighted average age of 0.5 years1
Liquidity Facility
• The Liquidity Facility for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is expected to be sufficient to cover up to three consecutive semiannual interest payments with respect to such class of Certificates
1 As of January 27, 2016.
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Overview of the Collateral Pool

Attractive Aircraft Pool

- American has obtained maintenance adjusted Base Value Desktop Appraisals from three appraisers (AISI, BK and mba)
- Aggregate aircraft appraised value of approximately $1,498 million[1]
- Appraisals indicate collateral cushions as of the first regular distribution date of 60.5%, 42.8%, and 27.4% on the Class AA, Class A, and Class B Certificates, respectively[2], which are expected to increase over time as the debt amortizes

Aircraft Number	Aircraft Type	Manufacturer's Serial Number	Registration Number	Body Type	Engine Type	MTOW (lbs)	Month of Delivery	Maintenance Adjusted Base Value ($MM)			
								AISI	BK	MBA	LMM[1]
1	A321-200	6264	N912UY	Narrow	V2533-A5	205,000	Sep-14	$ 49,290,000	$ 49,658,012	$ 50,600,000	$ 49,658,012
2	A321-200	6420	N916US	Narrow	V2533-A5	205,000	Jan-15	$ 51,470,000	$ 50,555,029	$ 51,740,000	$ 51,255,010
3	A321-200	6427	N917UY	Narrow	V2533-A5	205,000	Jan-15	$ 51,470,000	$ 50,597,325	$ 51,740,000	$ 51,269,108
4	A321-200	6443	N918US	Narrow	V2533-A5	205,000	Feb-15	$ 51,660,000	$ 50,607,673	$ 51,930,000	$ 51,399,224
5	A321-200	6490	N920US	Narrow	V2533-A5	205,000	Feb-15	$ 51,830,000	$ 50,910,179	$ 52,120,000	$ 51,620,060
6	A321-200	6537	N922US	Narrow	V2533-A5	205,000	Apr-15	$ 52,220,000	$ 51,643,745	$ 52,310,000	$ 52,057,915
7	A321-200	6543	N923US	Narrow	V2533-A5	205,000	Apr-15	$ 52,260,000	$ 51,580,003	$ 52,310,000	$ 52,050,001
8	A321-200	6523	N921US	Narrow	V2533-A5	205,000	Apr-15	$ 52,310,000	$ 51,434,730	$ 52,310,000	$ 52,018,243
9	A321-200	6569	N924US	Narrow	V2533-A5	205,000	Apr-15	$ 52,410,000	$ 51,869,900	$ 52,310,000	$ 52,196,633
10	A321-200	6613	N925UY	Narrow	V2533-A5	205,000	Jun-15	$ 52,770,000	$ 51,720,599	$ 52,690,000	$ 52,393,533
11	A321-200	6625	N927UW	Narrow	V2533-A5	205,000	Jun-15	$ 52,770,000	$ 51,720,599	$ 52,690,000	$ 52,393,533
12	737-800	31225	N977NN	Narrow	CFM56-7B	158,500	Sep-15	$ 48,270,000	$ 46,503,477	$ 46,500,000	$ 46,503,477
13	737-800	31226	N978NN	Narrow	CFM56-7B	158,500	Sep-15	$ 48,290,000	$ 46,500,000	$ 46,670,000	$ 46,670,000
14	737-800	31228	N979NN	Narrow	CFM56-7B	158,500	Oct-15	$ 50,190,000	$ 47,000,000	$ 46,690,000	$ 47,000,000
15	737-800	31229	N980NN	Narrow	CFM56-7B	158,500	Nov-15	$ 50,280,000	$ 47,000,000	$ 46,880,000	$ 47,000,000
16	737-800	31230	N981NN	Narrow	CFM56-7B	158,500	Nov-15	$ 50,280,000	$ 47,000,000	$ 46,880,000	$ 47,000,000
17	737-800	31231	N982NN	Narrow	CFM56-7B	158,500	Dec-15	$ 50,360,000	$ 47,000,000	$ 47,210,000	$ 47,210,000
18	777-300ER	31480	N734AR	Wide	GE90-115	700,000	Oct-15	$ 161,920,000	$ 171,950,000	$ 160,310,000	$ 161,920,000
19	787-8	40623	N805AN	Wide	GEnx-1B70	502,500	Apr-15	$ 119,190,000	$ 120,169,147	$ 115,620,000	$ 118,326,382
20	787-8	40628	N810AN	Wide	GEnx-1B70	502,500	Sep-15	$ 125,490,000	$ 123,950,000	$ 117,820,000	$ 122,420,000
21	787-8	40629	N811AB	Wide	GEnx-1B70	502,500	Nov-15	$ 125,910,000	$ 123,950,000	$ 118,700,000	$ 122,853,333
22	787-8	40630	N812AA	Wide	GEnx-1B70	502,500	Dec-15	$ 126,110,000	$ 123,950,000	$ 119,480,000	$ 123,180,000
Assumed Total		**22 Aircraft**						**$1,526,750,000**	**$1,507,270,417**	**$1,485,510,000**	**$1,498,394,465**

[1] Lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the aircraft as appraised by Aircraft Information Services, Inc. (AISI), BK Associates, Inc. (BK) and Morten Beyer & Agnew (mba) in December 2015.
[2] Collateral cushion calculated as of first regular distribution date of July 15, 2016, which coincides with date of maximum LTV.

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Young and Diversified Portfolio
By Aircraft Type (% of base value)1 By Body Type (% of base value)1
777-300ER
11%
A321-200 Widebody
787-8 38% 43%
Narrowbody
32% 57%
737-800
19%
By Delivery Date: 0.5 Years Average Age1,2
25.0%
20.0%
7.9%
15.0%
6.2% 6.3%
10.0% 3.2%
10.8%
13.9%
5.0%
6.8% 6.9% 7.0% 8.2% 8.2% 8.2%
3.3% 3.1%
0.0%
Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15
A321-200 787-8 737-800 777-300ER
1 By LMM Base Value.
2 As of January 27, 2016.
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